

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

July 27, 2009

Robert Sarver
Chief Executive Officer
Western Alliance Bancorporation
2700 W. Sahara Avenue
Las Vegas, NV 89102

>   **Re: Western Alliance Bancorporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **Form 8-K filed May 18, 2009**
>   **Form 8-K furnished July 23, 2009**
>   **File No. 001-32550**

Dear Mr. Sarver:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Bank of Nevada, page 3

1.   Please expand your disclosure in future filings to discuss the steps the Bank of Nevada has taken to change its policies, procedures and processes to address the concerns of regulators which placed the bank under additional informal oversight.

Selected Financial Data, page 42

2.   We note your presentation of certain non-GAAP measures (e.g. noninterest income, excluding securities and fair value gains (losses), and net operating income and the related ratios). We also note Item 10(e)(1)(ii)(B) of Regulation S-K prohibits using a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. Accordingly, explain how your measures are in conformity with Item 10(e). Please advise or revise to eliminate such adjustments from your future filings (starting with your upcoming Form 10-Q for the Six Months ended June 30, 2009). For additional guidance, see Question #8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

3.   In addition to our comment above, we also note certain measures surrounding tangible common equity. These financial measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP measures in the future, the staff notes the following:

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure.

- To the extent that you plan to disclose these measures in future Item 2.02 Form 8-K's, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

- To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and comply with all of the disclosure requirements.

Item 11. Executive Compensation

4.   We note that three of the company's named executive officers received non-equity incentive plan compensation in 2008. Please tell the staff, and revise future filings to disclose, the factors which determined the amounts awarded

under the Annual Bonus Plan. In particular, please discuss the measurements of individual and corporate performance which impacted the size and vesting of awards during 2008.

Exhibits

General

5.   Please incorporate by reference, or file as an exhibit, the Annual Bonus Plan or advise the staff as to how you determined it need not be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Exhibits 31.1, 31.2 and 32

6.   Conformed signatures were omitted from each of these exhibits. Please file an amendment to the Form 10-K that includes the entire periodic report and new, corrected certifications.

Financial Statements

Consolidated Statement of Operations, page F-3

7.   Please revise your future filings to remove the non-GAAP measure Other income, excluding securities and fair value gains (losses) from the face of the financial statements and notes thereto pursuant to Item 10(e)(ii)(C) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Consolidated Statements of Operations, page 4

8.   We note your presentation of Noninterest income, excluding securities and fair value gains (losses) on the face of the financial statements and elsewhere throughout your interim report. Please revise your future filings to remove this measure, as it appears to be a non-GAAP measure pursuant to Item 10(e) of Regulation S-K. For additional guidance, see the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

Note 4. Securities, pages 16-20

9.   In future filings please revise your investment securities tables pursuant to paragraph 39 of FSP SFAS 115-2 and FAS 124-2 to identify major security types consistent with how the company manages, monitors and measures its securities

on the basis of the nature and risks of each security. In this regard, disclose your major security types in greater detail as follows:

- Separately disclose residential mortgage backed securities, commercial mortgage backed securities and collateralized debt obligations; and

- Consider further segregating your mortgage backed securities by vintage, credit quality or other loan characteristics (e.g. Alt-A and interest only) based on the nature and risks of the securities.

Form 8-K filed May 18, 2009

Exhibit 1.1

10.   We note that certain schedules and exhibits have been omitted from your underwriting agreement filed as Exhibit 1.1 to the Form 8-K. Please amend the Form 8-K to file the agreement in its entirety.

Form 8-K furnished July 23, 2009

Exhibit 99.1

11.   Considering the severity of the information disclosed in your press release (e.g. continued losses in your Nevada banking operations), tell us and disclose in future filings as necessary, whether you performed additional goodwill impairment testing (pursuant to paragraph 17 of SFAS 142) and provide us with a thorough discussion of the results of such testing.

12.   Please tell us if you have recorded an addition to your valuation allowance for deferred tax assets in the period ended June 30, 2009. If not, please provide a detailed analysis of the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109 (refer also to paragraph 103).

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney